Cytosorbents Corporation

7 Deer Park Drive, Suite K

Monmouth Junction, New Jersey 08852

February 13, 2014

VIA EDGAR

Russell Mancuso, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cytosorbents Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed February 10, 2014
File No. 333-193053

Dear Mr. Mancuso:

We are in receipt of your comment letter dated February 12, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Fee Table

1.	From your revisions in response to prior comment 1, we see that you are registering for sale an aggregate of $8,500,000 of Units and $5,312,500 of common stock issuable upon exercise of the warrants underlying the Units. Based upon those amounts, it would appear that the proposed maximum aggregate offering price of all of the securities in your fee table would equal $13,812,500. As such, please show us how you calculated the total offering price of $13,964,285.60 that is currently disclosed in your fee table.

RESPONSE:	We have revised the Registration Statement Fee Table to accurately reflect the proposed maximum aggregate offering price of $13,812,500 and have also updated the Registration Fee Amount, accordingly.

Prospectus Cover Page

2.	Your table added on the prospectus cover in response to prior comment 3 suggest that the common stock and warrants will each have offering prices, however, your registration fee table on the Form S-1 facing page suggest that there is no additional consideration that you will receive for the common stock or warrants after investors purchase the units. Please reconcile.

RESPONSE:	We have revised the table on the prospectus cover to show accurately reflect that no additional consideration will be received for the common stock or warrants after the investors purchase the units.

Use of Proceeds, page 6 and 17

3.	Regarding your revisions in response to prior comment 6:

•	your disclosure regarding the use of proceeds of this offering should not suggest that your are conducting an offering larger than the maximum amount that you say you are seeking to raise per your registration fee table and prospectus cover;
•	given your disclosure that there is no minimum offering size, it is unclear why you concluded that disclosing use of proceeds for only 20% below your $8.5 million targeted offering amount shows a reasonable range of potential amounts that you could receive from the offering; please revise or advise; and
•	given your disclosure that you intend to spend $2 million to “further develop your products” and $2.8 million to “fund clinical studies,” it is unclear why you will not need other funds to accomplish these purposes if you raise less than the maximum amount of the offering and allocate fewer proceeds to these purposes as you disclose. Please clarify. Refer to instruction 3 to Regulation S-K Item 504.

RESPONSE: On page 17, in the Use of Proceeds section, we have revised our disclosure to include expected use of proceeds depending on how much we raise in the offering. Given that this offering does not have a minimum offering amount we provided a graduated table that shows the use of proceeds in the event that we raise 25%, 50%, 75% and 100% of the total aggregate offering amount. We have removed any use of proceeds for any amount larger than the maximum amount that we seek to raise. Lastly, we have made it clear that in the event that we do not raise the total amount expected, we would need to raise additional funds to carry out our business purposes. However, we are unaware of what sources will be available to raise those funds.

Risk Factors, page 7

4.	Your response to prior comment 7 appears to address your conclusions regarding your disclosure controls and procedures, a term defined in Exchange Act Rule 13a-15(e); however, our comment sought disclosure in the risk factors that also addressed the conclusions in your Exchange Act filings regarding your internal control over financial reporting, a term defined in Exchange Act Rule 13a-15(f). Please expand your disclosure accordingly.

RESPONSE: On page 7, we have expanded that risk factor to also address our material weaknesses in our internal control over financial reporting.

Description of Business, page 18

5.	Please balance your disclosure added in response to prior comment 5 to provide a measure of net income (loss). See Regulation S-K Item 10(b)(2).

RESPONSE: On page 18 and also in the Prospectus Summary, we have balanced our disclosure by providing recent developments and a chart that discloses revenues, net loss and net loss per share, among other items that we determined of primary importance to investors.

Unit Warrants, page 66

6.

Refer to your disclosure about the beneficial ownership limit that can be adjusted upon 61 days’ notice. With a view toward risk factor or other appropriate disclosure, if the original purchaser decides to resell the warrant, please tell us how the subsequent purchaser of the warrant will know whether to what extent the beneficial ownership limitation was adjusted by the original purchaser.

RESPONSE: On page 66, we have included additional disclosure with respect to how a subsequent purchaser of the warrant will know whether and to what extent the beneficial ownership limitation was adjusted by the original purchaser. We have also added a risk factor in this regard.

Exhibit 4.2

7.

We note your response to prior comment 13. Please tell us the purpose of Section 5.f of the warrant. If you began offering the shares underlying the warrants in this registered offering, it is unclear why you believe it would be consistent with Section 5 of the Securities Act of you to complete the sale of the underlying shares for cash without registration under the Act. Please provide us your analysis, citing all authority in which you rely.

RESPONSE: In Exhibit 4.2, we have removed section 5.f of the Warrant.

Exhibit 5.1

8.	Please file an opinion of counsel that addresses the legality of the Units you are offering. For guidance, please refer to Section II.B.1.h of Staff Legal Bulletin No. 19(October 14, 20122) available on the Commission’s website.

RESPONSE: As exhibit 5.1, counsel has updated their opinion to address the legality of the Units that are being offered.

9.	We note multiple clauses in this exhibits that appear to assume away relevant issues or facts by conditioning the opinion on the occurrence of events. For example, we note the assumptions regarding corporation action, the sale of securities being consistent with board action, and the authorization of governing documents. We also not the assumption in the parenthetical clause of the paragraph numbered 1 of this exhibit that the shares will be “duly issued.” For guidance, please refer to section II.B.3.a of Staff Legal Bulletin No. 19. Please file a revised opinion as appropriate. If you believe these assumptions or conditions are appropriate, please explain and support your conclusion in your response to this comment.

RESPONSE: As exhibit 5.1, counsel has revised their opinion to remove any assumptions of relevant issues or facts and have removed all conditions to the opinion based on the occurrence of events.

10.

It is unclear why the condition regarding execution and delivery of the documents is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5).  Will the warrants not be binding obligations of the registrant if the warrant agent or warrant holder does not sign an agreement related to a security that the registrant sells?  Please advise or file a revised exhibit. In this regard, please tell us which exhibit to this registration statement is the Warrant Agreement that the investor would sign as contemplated by this opinion.

RESPONSE: As exhibit 5.1, counsel has removed any language regarding execution and delivery of the documents necessary and appropriate for the opinion. The warrants are binding obligations of the registrant and the warrant holder does not need to sign a Warrant Agreement.

11.

We note that this opinion is limited to the laws of the State of Nevada and the United States. However it appears that the warrants are governed by the laws of New York. Please file an exhibit that addresses whether the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants.

RESPONSE: As exhibit 5.1, counsel has expanded their opinion to include the laws of the State of New York.

Exhibit 10.5

12.

As requested by prior comment 15, please provide us your analysis of how the investor acknowledgements, representation or warranties, contained in the agreement are consistent with the Securities Act, including Section 14 of the Securities Act, and are appropriate for registered offering your describe. We note as examples on Section 3.2, 4.4, 4.12, 5.3, 5.5, 5.9, 5.15 (with respect to purchasers), 5.17 (with respect to purchaser being represented by counsel and purchaser’s communications and 5.21.

RESPONSE: In Exhibit 10.5, we have revised the Securities Purchase Agreement as follows: we have removed all irrelevant sections to the Securities Purchase Agreement, including Section 3.2(b), 3.2(c), 3.2(d), 3.2(e), 4.4, 4.12, 5.3, 5.5, 5.9, 5.15 (with respect to the purchasers), 5.17 (with respect to purchaser being represented by counsel and purchaser’s communications, and 5.21.

13.

If, after addressing the comment above, you believe this exhibit is appropriate for your offering, please ensure that you file the complete exhibit, including all attachments such as “Exhibit B”.

RESPONSE: In Exhibit 10.5, we have revised the Securities Purchase Agreement to remove the requirement to deliver “Exhibit B”.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CytoSorbents Corporation

By:	/s/ Phillip Chan
Name: Phillip Chan
Title: President